Drinker Biddle & Reath LLP

191 N. Wacker Dr., Ste. 3700

Chicago, IL 60606-1698

www.drinkerbiddle.com

August 16, 2018

Via EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Funds – Post-Effective Amendment No. 140

(Registration Nos. 33-73404 and 811-08236)

Ladies and Gentlemen:

On behalf of Northern Funds (the “Trust”), we request selective review of Post-Effective Amendment No. 140 (“PEA No. 140”) to the Registration Statement on Form N-1A of the Trust under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended. PEA No. 140 was filed on August 8, 2018 pursuant to Rule 485(a)(1) under the 1933 Act in order to reflect changes to the principal investment strategies of the Short-Intermediate U.S. Government Fund and the U.S. Government Fund (each a “Fund” and collectively, the “Funds”). The Funds’ principal investment strategies have changed to reflect each Fund’s ability to invest in shares of one or more affiliated or unaffiliated investment companies, including exchange-traded funds (“ETFs”), which may at times exceed 25% of each Fund’s assets, in order to obtain exposure to mortgage-backed pass-through securities (“MBS”). Currently, Northern Trust Investments, Inc. (“NTI”) expects to obtain exposure to MBS through investments in the FlexShares® Disciplined Duration MBS Index Fund, an affiliated ETF managed by NTI. Affiliated Person Risk and ETF Risk are now included as principal risks for both Funds, and Asset-Backed Securities Risk is now included as a principal risk for the U.S. Government Fund. There are no other material changes to the prospectus or statement of additional information for the Funds. In addition, certain fee table and expense information has been updated to reflect additional Acquired Fund Fees and Expenses, and disclosure regarding other funds that were included in the Funds’ prospectus and statement of additional information have been removed.

In Investment Company Act Release No. 13768 (February 15, 1984) (the “Release”), the Division of Investment Management announced review procedures for investment companies providing for expedited cursory or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met. The Release requests that information be furnished to the staff with respect to the extent that the filing contains disclosure information which is similar to information previously reviewed by the staff in other filings of the same series.

Other than the changes noted above, the disclosure information in the Funds’ prospectus and statement of additional information contained in PEA No. 140 is substantially identical to the information in Post-Effective Amendment No. 139 to the Trust’s Registration Statement filed on July 26, 2018. The staff last reviewed the disclosure for these Funds when it reviewed Post-Effective Amendment No. 71 that was filed pursuant to Rule 485(a)(1) of the 1933 Act on May 27, 2010 to comply with new requirements of an amended Form N-1A.

Other than the disclosure relating to the abovementioned changes to the Funds’ principal investment strategies, there are no other material changes to the Prospectus or Statement of Additional Information that would require filing under Rule 485(a)(1) of the 1933 Act. Therefore, the Registrant requests that the Staff conduct a cursory or partial review of only the material changes to the Registration Statement in accordance with the Release.

Please direct any communications relating to the filing to the undersigned at (312) 569-1167.

Very truly yours,

/s/ Veena K. Jain
Veena K. Jain, Esq.

cc:	Jose J. Del Real, Esq.
Kevin P. O’Rourke
Diana E. McCarthy

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